Sasol Limited
1979/003231/06
1 Sturdee Avenue Rosebank 2196 PO Box 5486 Johannesburg 2000 South Africa
Telephone +27 (0)11 441 3111 Facsimile +27 (0)11 788 5092 www.sasol.com
Directors: PV Cox (Chairman) LPA Davies (Chief Executive) E le R Bradley BP Connellan HG Dijkgraaf (Dutch)
VN Fakude (Executive) MSV Gantsho A Jain (Indian) IN Mkhize AM Mokaba (Executive) S Montsi TH Nyasulu
KC Ramon (Executive) JE Schrempp (German) TA Wixley Company Secretary: NL Joubert
May 21, 2008
Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C 20549
Dear Mr. Schwall
Sasol Limited Form 20-F for the Year Ended June 30, 2007
Filed November 21, 2007
Response letter dated March 11, 2008
File No. 1-31615
We refer to the Staff’s comment letter dated 15 April 2008, relating to the Form 20-F of Sasol
Limited (the “Company”) for the year ended 30 June 2007 and our response letter dated
March 11, 2008. Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter. The
Staff is referred to the definitions contained in the Form 20-F for the year ended 30 June 2007.
1.
Please confirm that in all future filings you will include, to the extent applicable, the disclosure requested below.
Response
We confirm that in future filings we will include to the extent applicable, the disclosures requested below as appropriate.
2.
We note your response to the first bullet point of our prior comment 3. Please provide the disclosure set forth in the third paragraph of the first bullet of your response to this comment regarding your building into planned projects your experience in regard to the shortage in the availability and competence of engineering resources.
Response
With regards to the shortage in the availability and competence of engineering resources, we are currently addressing this issue by entering into long-term relationship agreements with large reputable engineering contractors, both locally in
South Africa and internationally. These agreements should provide Sasol with preferential access to the resource pools of these engineering contractors on a global basis. We foresee that this pro-active initiative will benefit our current projects including the Sasol Synfuels 20% production capacity expansion project, project Mafutha and our coal-to-liquids projects in China. Further we are bolstering our internal capacity in engineering and project management resources through a focused effort on attracting, developing and retaining our employees that have these skills. In addition, we have also entered into long-term relationship agreements with major equipment manufacturers in order to reduce the impact of equipment delivery times on our projects. These agreements should provide Sasol, as with engineering contractors, with preferential access to the manufacturing capacity of these equipment manufacturers on a global basis. Project execution planning is taking cognisance of the equipment lead times in order to mitigate the negative impacts to as great an extent as possible. The Company will expand our disclosure in future filings to include the following:
“In order to mitigate the shortage of the availability of engineering resources, we have entered into long-term relationship agreements with large reputable engineering contractors, both locally in South Africa and internationally. These agreements should provide Sasol with preferential access to the resource pools of these engineering contractors on a global basis in order to sustain our projects and growth plans.”
3.
We note your response to the second bullet of our prior comment 3 and our prior comment 4. Discuss the reasons for the unplanned outages at Sasol Synfuels, the duration of the outages, the steps Sasol Synfuels is taking to address the reasons for the outages, and an estimation of the costs of remediation, to the extent material.
Response
The unplanned shutdowns were primarily related to Sasol Synfuels’ equipment failures associated with power interruptions resulting from power surges experienced during
2007. The unplanned outages accounted for approximately 3 phase (quarter of factory)
production days in total. Sasol Synfuels has embarked on an equipment replacement programme of its electrical switchgear which will restore the integrity of its production facilities to prevent any further losses associated with power outages. The value of the equipment replacement programme amounts to R1,2 billion of which R240 million has been spent to date. The Company will expand our disclosure in future filings to include the following information:
“During 2007 Sasol Synfuels experienced unplanned production outages of approximately 3 phase factory production days in total, resulting from power surges due to internal equipment failures. An amount of R240 million has been incurred to date on an equipment replacement programme to remediate this matter.”
4.
We note your responses to the third and fourth bullets of our prior comment 3 concerning the 20% production capacity expansion of your Synfuels business and
Project Mafutha. Provide the costs of the pre-feasibility and feasibility studies undertaken to date relating to these projects and the budget for these studies or other activity regarding these projects for the next fiscal year. Provide the current project schedules.
Response
Both the Sasol Synfuels 20% production capacity expansion project and project
Mafutha are in the pre-feasibility study stage. With respect to the Sasol Synfuels 20%

production capacity expansion project, we have approved capital of R4 002 million towards the execution of the first 4% growth and have incurred an amount of R70 million in 2007 and R183 million in 2008 to date related to the pre-feasibility studies for the balance of the growth project. The forecast and budget for pre-feasibility costs for
2008 and 2009 is R285 million and R1 billion, respectively. It is currently anticipated that the pre-feasibility study will be completed by the end of 2009. With respect to project Mafutha, the pre-feasibility studies have only commenced in 2008. We have incurred an amount of R30 million in 2008 to date related to the pre-feasibility study.
The forecast and budget for pre-feasibility costs for 2008 and 2009 is R72 million and
R243 million, respectively. It is currently anticipated that the pre-feasibility study will be completed by the end of 2009. Feasibility studies will commence once the pre-
feasibility studies have been completed. The Company will expand our disclosure in future filings to include the following information:
“During 2007, Sasol Synfuels has incurred costs of R70 million in respect of pre-
feasibility studies related to their 20% production capacity expansion project. It is anticipated that the pre-feasibility studies will be completed by the end of 2009 at an estimated cost of R1,2 billion. In addition, we have approved capital of R4 002 million towards the execution of the first 4% of the growth project.
During 2008, project Mafutha entered into the pre-feasibility study stage. In 2008, we incurred costs related to these studies of R72 million. It is anticipated that the pre-
feasibility studies will be completed by the end of 2009 at an estimated cost of R243 million.”
We appreciate the Staff’s review of the Form 20-F for the year ended 30 June 2007. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3435. My email address is
christine.ramon@sasol.com
.
Yours faithfully
/s/ Kandimathie Christine Ramon
Christine Ramon
Chief Financial Officer